[Letterhead of Baidu.com, Inc.]
September 2, 2008
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Megan Akst, Senior Staff Accountant
Mr. Patrick Gilmore, Senior Staff Accountant
Ms. Katherine Wray, Staff Attorney
Mr. David Orlic, Legal Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Baidu.com, Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2007 filed on June 5, 2008 (File No. 000-51469) (the “Form 20-F for 2007”)
Dear Ms. Collins, Ms. Akst, Mr. Gilmore, Ms. Wray and Mr. Orlic,
     This letter sets forth the Company’s response to the comments contained in the letter dated July 30, 2008 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 20-F for 2007. The comments are repeated below and followed by the response thereto.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 105
     1. You do not appear to have disclosed the number of record holders of your ordinary shares in the United States, as required by Item 7.A.2 of Form 20-F. Please advise.
     The Company respectfully advises the Staff that, based on the addresses listed in the Company’s register of members maintained by its share registrar, Maples Corporate Services Limited, there were 20 record shareholders in the United States as of March 31, 2008, including The Bank of New York, the depositary for the Company’s ADS facility, which holds all the ordinary shares represented by ADSs publicly traded on the NASDAQ. The shares represented by ADSs constituted approximately 73.6% of the total issued and outstanding shares of the Company as of March 31, 2008. Neither the Company nor the depositary can determine the exact number of beneficial owners of ADSs in the U.S. without undue burden and expenses. Accordingly, the Company believes disclosure of the number of record holders of ordinary shares in the U.S. without disclosure of the number of beneficial owners of ADSs in the U.S. could potentially be misinterpreted to mean that there were only 20 U.S. shareholders, while the Company’s ADSs could potentially be held by a larger number of U.S. holders. Nevertheless, in the event the Staff requests the Company to disclose the number of record holders of ordinary shares in the U.S., the Company will disclose it in its future annual reports on Form 20-F.

Item 10. Additional Information
B. Memorandum and Articles of Association, page 113
     2. In response to this item, you have incorporated by reference the description of your memorandum and articles appearing in a previously filed registration statement. However, you do not appear to have filed the registration statement, or the pertinent pages thereof, as an exhibit to your Form 20-F, nor have you clearly identified in the reference the page or pages on which the material incorporated by reference appears in the prior registration statement. Please tell us your authority for responding to Item 10.B in this fashion. See Rule 12b-23 under the Securities Exchange Act of 1934.
     The Company respectfully advises the Staff that the specific information incorporated by reference under Item 10.B is contained on pages 117 to 122 in the section titled “Description of Share Capital” of the Registration Statement on Form F-1 (File No. 333-126534) (the “Registration Statement”). In response to the Staff’s comment, the Company will include the information called for by Item 10.B directly in its future annual reports on Form 20-F.
Note 10. Income Taxes, page F-25
     3. We note that the earnings from certain of the Company’s subsidiaries (i.e., Baidu Online, Baidu China, Baidu Times, etc) are subject to certain tax holidays. Tell us how you considered SAB Topic 11.C to disclose the per share effects of the tax holiday.
     The Company respectfully advises the Staff that the Company considered SAB Topic 11.C and has disclosed (1) the aggregate amounts and per share effects of the tax holidays for its subsidiaries, including Baidu Online, Baidu China and Baidu Times; and (2) the dates on which the tax holidays will terminate in the Form 20-F for 2007. Specifically, the aggregate amounts of the tax holidays in the People’s Republic of China (the “PRC”) for the years ended December 31, 2005, 2006 and 2007 were disclosed under the line item “Effect of tax exemption and reduction inside PRC” in the first table on page F-28 as RMB 18,257,000, RMB 86,732,000 and RMB 214,442,000 (US$29,397,000), respectively. The per share effects of the tax holidays for the years ended December 31, 2005, 2006 and 2007 were disclosed in the same table on page F-28 under the line item “Earnings per Class A and Class B ordinary shares effect of tax exemptions and reductions inside PRC, (basic)” as RMB0.92, RMB2.61 and RMB6.33 (US$0.87), respectively.
     In addition, the Company has disclosed on Page F-25 of the Form 20-F for 2007 the expiration dates of the tax holidays granted under applicable tax laws and regulations effective before January 1, 2008. Specifically, its subsidiaries Baidu Online, Baidu China and Baidu Times would enjoy tax holidays in the PRC until the end of 2008, 2010 and 2011, respectively.

     The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any additional questions or comments regarding the 2007 Form 20-F, please contact the undersigned at (8610) 8262-1188 Ext. 8807 or the Company’s U.S. counsel, Julie Gao of Latham & Watkins LLP at (852) 2912-2535. Thank you.

Very truly yours,
/s/ Jennifer Li
Jennifer Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu.com, Inc. Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing

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